Red Line Safety, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended August 31, 2025

Red Line Safety, Inc.
Balance Sheet
As of August 31, 2025

	Aug 31, 25	Aug 31, 24
ASSETS		
Current Assets		
Checking/Savings		
Five Star Bank Checking	50.00	50.00
Wells Fargo Checking 5425	19,456.55	13,327.57
Total Checking/Savings	19,506.55	13,377.57
Other Current Assets		
Loan to Shareholder		
Loan to Matt Baltz	6,000.00	6,000.00
Total Loan to Shareholder	6,000.00	6,000.00
Total Other Current Assets	6,000.00	6,000.00
Total Current Assets	25,506.55	19,377.57
Fixed Assets		
3D Printer (Dave) 6.1.24	984.00	984.00
Computer (Scott) 7.17.24	2,159.99	2,159.99
V-Nose Enclosed Trailer 7/27/23		
Trailer Flooring 8/7/2023	371.92	371.92
V-Nose Enclosed Trailer 7/27/23 - Other	10,500.93	10,500.93
Total V-Nose Enclosed Trailer 7/27/23	10,872.85	10,872.85
Total Fixed Assets	14,016.84	14,016.84
Other Assets		
NP & International Patent		
IMSAFE Patent	10,072.74	10,072.74
Mini/Gateway Patent	34,838.03	26,958.65
Total NP & International Patent	44,910.77	37,031.39
Total Other Assets	44,910.77	37,031.39
TOTAL ASSETS	**84,434.16**	**70,425.80**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Capital One CC Parent Reconcile		
Capital One CC (Karen) 3051	4,814.63	4,814.63
Capital One CC (Scott) 7706	145,429.43	131,340.35
Capital One CC Parent Reconcile - Other	-144,619.53	-132,615.78
Total Capital One CC Parent Reconcile	5,624.53	3,539.20

Red Line Safety, Inc.
Balance Sheet
As of August 31, 2025

	Aug 31, 25	Aug 31, 24
Wells Fargo CC 9842	0.00	756.76
Total Credit Cards	5,624.53	4,295.96
Total Current Liabilities	5,624.53	4,295.96
Long Term Liabilities		
Loan From Shareholder		
Scott/Karen Holman	82,635.10	76,227.91
Scott/Karen Holman Payback	-8,144.58	-8,144.58
Total Loan From Shareholder	74,490.52	68,083.33
Total Long Term Liabilities	74,490.52	68,083.33
Total Liabilities	80,115.05	72,379.29
Equity		
Additional Paid-In Capital		
Dave McGillicuddy		
Dave McGillicuddy Payback	-20,000.00	-20,000.00
Dave McGillicuddy - Other	130,000.00	130,000.00
Total Dave McGillicuddy	110,000.00	110,000.00
Sierra Pacific Income Fund		
SPIF Payback	-4,000.00	-4,000.00
Sierra Pacific Income Fund - Other	25,000.00	25,000.00
Total Sierra Pacific Income Fund	21,000.00	21,000.00
Total Additional Paid-In Capital	131,000.00	131,000.00
Capital Stock		
Aaron & Valerie Lott	5,000.00	5,000.00
Gerald & Sharon Shaltz	40,000.00	40,000.00
John & Sandra Hensley	28,815.00	28,815.00
Joseph & Julie Gibson	6,000.00	6,000.00
Justin & Stephanie Mendoza	10,000.00	10,000.00
Matt & Angelica Baltz	25,000.00	25,000.00
Matthew & Justine Auer	5,000.00	5,000.00
McCormack Family	51,185.00	51,185.00
Scott & Karen Holman	35,000.00	35,000.00
Tom Chen	10,000.00	10,000.00
Capital Stock - Other	49,820.50	0.00
Total Capital Stock	265,820.50	216,000.00

Red Line Safety, Inc.
Balance Sheet
As of August 31, 2025

	Aug 31, 25	Aug 31, 24
Opening Balance Equity	-1,185.00	-1,185.00
Retained Earnings	-347,768.49	-284,525.91
Net Income	-43,547.90	-63,242.58
Total Equity	4,319.11	-1,953.49
TOTAL LIABILITIES & EQUITY	**84,434.16**	**70,425.80**

Red Line Safety, Inc.
Profit & Loss
September 2024 through August 2025

	Sep '24 - Aug 25
Ordinary Income/Expense	
Income	
Consulting Income	88.66
Pitch Competition Income	8,500.00
Total Income	8,588.66
Cost of Goods Sold	
Materials & Supplies	169.98
Purchases - Hardware for Resale	1,443.62
Total COGS	1,613.60
Gross Profit	6,975.06
Expense	
Advertising and Promotion	
Marketing	162.53
Advertising and Promotion - Other	344.17
Total Advertising and Promotion	506.70
Automobile Expense	
Fuel	3,501.70
Parking & Tolls	271.00
Registration	666.75
Total Automobile Expense	4,439.45
Client & Executive Gifts	199.95
Computer and Internet Expenses	1,651.47
Dues and Subscriptions	84.00
Event Fees	5,052.21
Insurance Expense	
Trade Show Insurance	49.00
Total Insurance Expense	49.00
Meals and Entertainment	315.38
Office Supplies	0.00

Red Line Safety, Inc.
Profit & Loss
September 2024 through August 2025

	Sep '24 - Aug 25
Professional Fees	
Accounting	3,616.10
Professional Fees - Other	27,314.00
Total Professional Fees	30,930.10
Supplies	398.98
Taxes Paid	8.00
Telephone Expense	394.75
Travel Expense	
Car Rentals	338.58
Flights	3,153.57
Lodging	3,353.42
Transportation/Ride Share	327.62
Travel Meals	103.07
Total Travel Expense	7,276.26
Total Expense	51,306.25
Net Ordinary Income	-44,331.19
Other Income/Expense	
Other Income	
Bank/CC Rewards	305.07
Returns/Refunds	478.22
Total Other Income	783.29
Net Other Income	783.29
Net Income	**-43,547.90**

Red Line Safety, Inc.
Statement of Cash Flows
September 2024 through August 2025

	Sep '24 - Aug 25
OPERATING ACTIVITIES	
Net Income	-43,547.90
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Capital One CC Parent Reconcile	-12,003.75
Capital One CC Parent Reconcile:Capital One CC (Scott) 7706	14,089.08
Wells Fargo CC 9842	-756.76
Net cash provided by Operating Activities	-42,219.33
INVESTING ACTIVITIES	
NP & International Patent:Mini/Gateway Patent	-7,879.38
Net cash provided by Investing Activities	-7,879.38
FINANCING ACTIVITIES	
Loan From Shareholder:Scott/Karen Holman	6,407.19
Capital Stock	49,820.50
Net cash provided by Financing Activities	56,227.69
Net cash increase for period	6,128.98
Cash at beginning of period	13,377.57
Cash at end of period	**19,506.55**

Red Line Safety, Inc.
Statement of Changes in Equity

	Aug 31, 25
Opening Balance Equity	-1,185.00
Retained Earnings	-347,768.49
Net Income	-43,547.90
Total Equity	4,319.11

Red Line Safety, Inc.
Notes to the Financial Statements
For the fiscal year ended August 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Red Line Safety, Inc. (the "Company") is a corporation organized on September 11, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.